X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 NOV 24 AM 7:21

03037648

DELIVERED BY MAIL

October 31, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated October 31, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlw 11/25

X-Cal Resources Ltd.

TSX/XCL **October 31, 2003**

News Release

PRIVATE PLACEMENT

X-Cal Resources Ltd. has agreed to the private placement of up to 30 million units at a price of CAN$ 0.68 per unit consisting of one common share and a half warrant. Two half warrants and CAN$ 0.72 will entitle the subscriber to an additional share for up to two years. The proceeds before any commissions will be CAN$ 20.4 million.

The private placement units above will replace the financing structure that was announced by X-Cal on September 12, 2003.

The proceeds will be used to exercise the X-Cal's option on 100% of the Sleeper Mining Co., LLC, which holds mineral rights in the Sleeper Gold District, located in Humboldt County, Nevada, for X-Cal Resources Ltd. and Kinross Gold Corporation, and for general corporate purposes. In addition, X-Cal already holds 100% of approximately 5,000 acres of the thirty square mile Sleeper Gold District (see land map on page 10 of the 2003 X-Cal Resources Ltd. Annual Report, available on SEDAR or on the Company's website www.x-cal.com).

Subscriptions to the private placement are with the conditions that X-Cal exercises its option on the Kinross mineral interests in the Sleeper Gold District, and shareholder approval for the number of shares to be issued is passed at the X-Cal Annual General Meeting which will be held in Toronto on November 24, 2003. Upon completion of the private placement, X-Cal Resources Ltd. will control 100% of the Sleeper Gold District and will begin a diamond drilling program at West Wood.

X-Cal has retained McFarlane Gordon Inc. of Toronto as financial advisor to the Company.

The proposed transaction is subject to regulatory approval.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

First Quarter Report (Unaudited)

For the 3 months ended June 30, 2003

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
Website: www.x-cal.com

X-Cal Resources Ltd.
Consolidated Balance Sheets

	June 30, 2003 (unaudited)	March 31, 2003 (audited)
Assets		
Current		
Cash and term deposits	$ **1,975,060**	$ 2,764,420
Receivables and prepayments	**170,564**	159,414
	2,145,624	2,923,834
Notes receivable	**70,583**	70,583
Mineral property interests (see attached schedule)	**16,069,906**	15,515,049
Capital assets (Note 4)	**66,720**	66,887
	$ **18,352,833**	$ 18,576,353
Liabilities		
Current		
Payables and accruals	**279,747**	251,300
Current portion of term debt	$ **5,702**	$ 5,661
	285,449	256,961
Term debt	**16,559**	18,001
	302,008	274,962
Shareholders' Equity		
Capital stock (Note 5)	**27,830,228**	27,822,728
Contributed Surplus	**256,503**	173,999
Deficit	**(10,035,906)**	(9,695,336)
	18,050,825	18,301,391
	$ **18,352,833**	$ 18,576,353

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
Three months ended June 30
(unaudited)

	2003	2002
General and administrative expenses		
Automobile	$ 2,576	$ 1,634
Consulting	11,427	30,000
Depreciation	5,268	2,647
Investor relations	62,038	46,858
Shareholder communications	12,335	18,044
Legal, accounting and audit	37,897	6,083
Office and other	13,572	4,585
Registrar and transfer agent	4,955	4,738
Rent	12,307	9,021
Salaries and benefits	40,475	30,249
Stock exchange fees	3,355	24,367
Telephone	5,551	3,979
Travel	10,895	10,173
	222,651	192,378
Loss before other items	(222,651)	(192,378)
Other items		
Foreign exchange loss	(125,459)	(3,216)
Interest income	7,540	197
Net loss for the period	$ (340,570)	$ (195,397)
Net loss per share (Basic and Diluted)	$ (0.005)	$ (0.004)
Weighted average common shares outstanding	64,418,053	52,747,055

	2003	2002
Deficit, beginning of period	$ (9,695,336)	$ (8,725,869)
Net loss for the period	(340,570)	(195,397)
Deficit, end of period	$ (10,035,906)	$ (8,921,266)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
Three months ended June 30
(unaudited)

	2003	2002
Cash derived from (applied to)		
Operating		
Net loss	$ **(340,570)**	$ (195,397)
Stock-based compensation (Note 5 e))	**82,504**	39,190
Depreciation	**5,268**	2,647
Changes is receivables, prepayments and payables	**17,338**	(214,436)
	(235,460)	(367,996)
Financing		
Shares issued for cash	**7,500**	1,744,300
Investing		
Notes receivable	**-**	48,166
Mineral property interests	**(554,858)**	(36,465)
Capital assets	**(6,542)**	(575)
	(561,400)	11,126
Net increase (decrease) in cash	**(789,360)**	1,387,430
Cash and term deposits		
Beginning of period	**2,764,420**	20,561
End of period	$ **1,975,060**	$ 1,407,991

(See accompanying notes to the consolidated financial statements)

Prepared by Management

1. Operations and going concern

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining an processing facilities at a particular site. There is no assurance that the company will be successful in its search.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

These financial statements have been prepared on the basis that the company is a going concern. These financial statements do not include adjustments that would be necessary should it be determined that the company may be unable to continue as a going concern.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2003. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2003.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

3. Mineral Property Interests

	June 30, 2003	March 31, 2003
Battle Mountain Trend, Nevada, USA		
Sleeper Gold Project	**$ 15,945,433**	$ 15,411,293
Pipeline area – Mill claims	**106,150**	103,755
Omineca Mining Division, British Columbia, Canada		
Snowbird Group option	**18,323**	1
	$ 16,069,906	$ 15,515,049

4. Capital Assets

			June 30, 2003	March 31, 2003
		Accumulated Depreciation	Net Book Value	Net Book Value
Vehicles	$ 91,337	$ 44,268	$ **47,069**	$ 51,635
Office equipment	86,475	73,193	**13,282**	8,342
Leasehold improvements	21,848	15,479	**6,369**	6,910
	$ 199,660	$ 132,940	$ **66,720**	$ 66,887

5. Capital Stock

a) Authorized:

100,000,000 without par value

b) Issued:

	Shares	Value
Balance, March 31, 2002	**52,256,083**	**$ 23,386,427**
For cash – private placements(net of issue costs)	**8,499,333**	**3,490,301**
Exercise of warrants	**2,615,000**	**624,000**
Exercise of stock options	**1,042,500**	**322,000**
Balance, March 31, 2003	**64,412,916**	**$ 27,822,728**
Exercise of stock options	**25,000**	**7,500**
Balance, June 30, 2003	**64,437,916**	**$ 27,830,228**

c) Stock Options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the Plan is limited to 5,000,000 common shares in aggregate, and 5% of the issued capital at the date of the grant with respect to any optionee. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

A summary of the status of the company's stock option plan as of June 30, 2003 and 2002 and changes during the three-month periods ending on those dates is presented below.

	Shares	**2003 Weighted Average Exercise Price**	Shares	2002 Weighted Average Exercise Price
Outstanding, beginning	**3,687,500**	**$ 0.29**	3,575,000	$ 0.30
Granted	**300,000**	**$ 0.53**	300,000	$ 0.36
Exercised	**(25,000)**	**$ 0.30**	(277,500)	$ 0.32
Expired	**(75,000)**	**$ 0.30**	-	-
Outstanding, ending	**3,887,500**	**$ 0.42**	3,597,500	$ 0.30

The options outstanding at June 30, 2003 are exercisable at prices ranging from $0.25 to $0.75 and expire between September 30, 2003 and April 30, 2005.

d) Warrants

For the three months ended June 30, 2003 and 2002.

	Shares	**2003 Weighted Average Exercise Price**	Shares	2002 Weighted Average Exercise Price
Outstanding, beginning	**6,224,507**	**$ 0.44**	4,756,507	$ 0.24
Granted	-	-	2,500,000	$ 0.39
Exercised	-	-	(1,050,000)	$ 0.22
Expired	-	-	-	-
Outstanding, ending	**6,224,507**	**$ 0.44**	6,206,507	$ 0.30

The warrants outstanding at June 30, 2003 are exercisable at prices ranging from $0.18 to $0.75 and expire between August 10, 2003 and February 28, 2005.

e) Stock-based Compensation

Stock-based compensation awards granted to non-employees are recorded as an expense, capitalized in mineral properties, or charged to capital stock, depending upon the nature of the award, based on the fair value estimated using the Black-Scholes Pricing Model.

For the three months ended June 30, 2003, the compensation cost of stock options granted to non-employees which was expensed was $82,504, (June 30, 2002 - $39,190).

No options were granted to employees or directors for the three months ended June 30, 2003 (June 30, 2002 - $Nil).

6. Related Party Transactions

During the quarter ended June 30, 2003 the company incurred legal fees of $3,000 (June 30, 2002 - $3,826) to a law firm with which a director of the company is associated.

7. Securities Regulatory Matter

The company has received a letter from the British Columbia Commission containing a Continuous Disclosure Review as part of their "ongoing program to improve the quality of disclosure to investors". The company has been advised that its 2002 Annual Information Form and certain other technical information have not been presented in compliance with commission policies.

In response to the review, the company has completed a National Instrument 43-101 compliant technical report on the Sleeper Gold Project in Nevada and filed the report as part of its 2003 Annual Information Form (AIF).

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Three months ended June 30, 2003 and 2002 (unaudited)

	2003				2002			
	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total
Balance, beginning of year	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049	$ 14,637,225	$ 90,392	$ -	$ 14,727,617
Acquisition and holding costs								
Advance royalties	27,846	-	-	27,846	15,122	-	-	15,122
Property acquisitions	-	-	-	-	-	-	-	-
	27,846	-	-	27,846	15,122	-	-	15,122
Explorations costs								
Assays	62,220	-	-	62,220	-	-	-	-
Automobile	322	129	193	644	272	109	164	545
Claim staking	4,243	-	14,041	18,284	-	-	-	-
Consulting								
Geological	44,594	42	42	44,678	476	11	11	498
Mineral	150	-	-	150	-	-	-	-
Contract geologists	58,425	-	-	58,425	-	-	-	-
Depreciation	288	115	173	576	911	96	143	1,150
Drilling	287,928	-	-	287,928	-	-	-	-
Field expenses	18,239	239	436	18,914	1,539	390	391	2,320
Insurance	2,019	1004	1,014	4,037	154	31	40	225
Licenses and fees	482	-	560	1,042	-	-	-	-
Mapping and plotting	7,022	-	-	7,022	-	-	5,000	5,000
Telephone	3,541	65	261	3,867	468	187	47	702
Travel and transportation	10,321	301	602	11,224	1,527	610	916	3,053
Wages	6,500	500	1,000	8,000	5,000	2,000	2,000	9,000
	506,294	2,395	18,322	527,011	10,347	3,434	8,712	22,493
Balance, end of period	$ 15,945,433	$ 106,150	$ 18,323	$ 16,069,906	$ 14,662,694	$ 93,826	$ 8,712	$ 14,765,232

9

MANAGEMENT DISCUSSION AND ANALYSIS
(for the three months ended June 30, 2003)

The following discussion and analysis of the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") should be read in conjunction with the audited March 31, 2003 Consolidated Financial Statements and related Notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These interim financial statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended March 31, 2003. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

General

X-Cal Resources Ltd. is a gold exploration company with properties located in Nevada, USA and British Columbia, Canada. The Company is listed on The Toronto Stock Exchange. Its executive offices are located in Vancouver, British Columbia and in Toronto, Ontario, Canada.

The Company has three North American gold properties: the Sleeper Gold Property in Humboldt County, Nevada, the Mill Creek Property in Lander County, Nevada, USA and the Snowbird Gold Property in British Columbia, Canada.

Exploration of the Sleeper Gold Property, located in Humboldt County, NV, is progressing well. Senior exploration team members Ken Snyder, PhD and Larry Kornze, P.Eng. have each provided letter opinions describing the Sleeper Gold Property. These are available for review at www.x-cal.com as part of a press release dated July 24, 2003.

Drilling on the Sleeper Gold Property continues to provide evidence of a large gold mineral system, as described in the letter opinions. An example is West Wood drill hole WW-04 that intersected 185 feet of 4.40 gpt (0.128 opt) Au in a vertical hole with an estimated true width of over 50 feet (see press release dated July 3, 2003). In some cases, drilling has provided new structural data such as from drill hole BCP 02-03, which encountered a structure with multiple veins and breccia located on the west side of the pit, 2,500 feet north of the most northerly West Wood area drill hole. The new structural data indicate the possibility of a parallel structure adjacent to the west side of the Sleeper Pit with a strike length of more than 3,000 feet and a local width of more than 50 feet. Continued testing of this structural zone has been recommended.

A detailed technical report on the Sleeper Gold Property by Richard R. Redfern, M.Sc., C.P.G. (a qualified person as defined by NI-43-101) has been completed and filed. Mr. Redfern has also reviewed the contents of this report.

The Sleeper Gold Property has been assembled over a period extending from 1993 to the present into a District scale (30 square mile) project, with a gold resource and targets for new deposits. To date, the main thrust of the Company's work has

been to assemble and document the Project at a cost in excess of $15,000,000. The current work to the property has involved more than 20,000 feet of new drilling this year, which has added to our understanding of the property. Work is expected to continue throughout the calendar year and will be reported on with the assistance of technical personnel who are qualified under the definitions given under National Instrument 43-101.

The Company has until December 30, 2003 to exercise its option on the Kinross interests in the Sleeper Gold District.

The view of management, based on the work to date, is that the completion of the purchase of the Kinross interest in the district should be carried out, if it can be accomplished in a transaction that does not create excessive share dilution.

The Mill Creek Property is located in the Cortez Joint Venture Area, Lander County, Nevada, near Placer Dome Inc.'s Cortez and Pipeline Gold Mines. This is the area where Placer Dome has announced the new "Cortez Hills" discovery and where Placer Dome has found new gold mineralization known as "E.T. Blue". There have been three offers made for the 100%-owned X-Cal Mill Creek Property as a result of discussions with major companies who are landholders in the area. Past proposals did not meet the Company's criteria. It is the intention of the Company to continue to hold this property until an offer that does meet our criteria is received or we elect to carry out our own independent drill program.

The Snowbird Gold Property in British Columbia was written down in fiscal 2000. An offer for this property is currently under discussion. The offer will be subjected to a fairness opinion.

Results of Operations

During the three months ended June 30, 2003, X-Cal recorded a net loss of $340,570 or $0.005 per common share compared to a net loss of $195,397 or $0.004 per common share for the comparable three-month period of 2002.

Interest income from cash and short-term monetary investments in 2003 was $7,540 compared to $197 in 2002. This was due to higher cash balances on hand throughout the quarter in 2003.

General and administrative expenses for the three months ended June 30, 2003 were $222,651 compared to $192,378 in 2002, an increase of 16%. In May 2003, the Company received a letter from the British Columbia Securities Commission containing a Continuous Disclosure Review as part of their "ongoing program to improve the quality of disclosure to investors". As a result, the Company has incurred additional costs in order to respond to this matter. Accordingly, increased legal and accounting services were required and are reflected in legal, accounting and audit costs of $37,897 compared to $6,083 in 2002. In addition, a consultant has been hired to prepare a technical report on X-Cal's Sleeper Gold Property and to carry out a review of the Company's continuous disclosure record, including its website, followed by any appropriate revisions. To date $11,427 has been paid to this consultant. Consulting fees of $30,000 in the

comparable period of 2002 were paid to a director of the Company for financial consulting fees for prior years. For the three months ended June 30, 2003, investor relation costs were $62,038 compared to $46,858 in 2002. Of these amounts, $53,493 and $39,190 respectively were stock-based compensation. Shareholder communications were $12,335 compared to $18,044 in 2002. In the quarter ending June 30, 2002, the Company began an investor relations program to raise X-Cal's profile in the investment community. Increases in office and other, and salaries and benefits, are primarily due to stock-based compensation of $7,722 and $13,568 respectively which were expensed during the quarter. Stock exchange fees decreased to $3,335 from $24,367 as there were no private placements in the first quarter of 2003 compared to private placements in May and June of 2002.

For the three months ended June 30, 2003, X-Cal recorded an unrealized foreign exchange loss of $125,459 compared to a loss of $3,216 in 2002. This loss was primarily generated from the strengthened position of the Canadian dollar against the US dollar on the US$918,349 in cash and short-term monetary investments held by the Company as at June 30, 2003. The Bank of Canada foreign exchange rate (US dollar close) at June 30, 2003 was 1.3475 compared to 1.4678 at March 31, 2003.

Liquidity and Capital Resources

As at June 30, 2003, the Company had cash and short-term investments of $1,975,060 (March 31, 2003 - $2,764,420) and a working capital balance of $1,860,175 (March 31, 2003 - $2,666,873). This decrease is due to the funding of exploration activities and administrative costs.

For the three months ended June 30, 2003, contractual property acquisition and holding costs were $27,846 compared to $15,122 in 2002. The increase is due to higher advance royalty payments made in 2003.

Exploration and annual property costs deferred were $527,011 compared to $22,493 in the comparable three-month period in 2002. Of that amount, $506,294 was incurred on the Company's Sleeper Gold Project, $2,395 on the Mill Claims property and $18,322 on the Snowbird Group property. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the continuation of the drill program in the Sleeper Gold property begun in January 2003.

Outlook

The Company has assembled an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which is expected to continue throughout 2003.

The Company has an option agreement with Kinross Gold Corporation that is valid until December 30, 2003. If the option is exercised by X-Cal it will consolidate title to the district. Management views this course of action as a step that could pave the way for longer-term development of the district. The Company outlined a

proposed structure to fund the exercise of this option in a press release dated July 24, 2003. The proposal is subject to regulatory approval and to the availability of financing.

Predictions about the direction of the gold price either upwards or downward are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involve significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Daniel W. Kappes
Shawn M. Kennedy

AUDITORS

Grant Thornton, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto